UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Authorized Company

CNPJ/ME nº 90.400.888/0001-42

NIRE 35.300.332.067

Minutes of the Board of Director’s Meeting held in

April 29, 2022

DATE, TIME AND PLACE: On 04.29.2022, at 5h30 p.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the exoneration of Mr. João Marcos Pequeno de Biase, Vice-President Executive Officer of the Company; and (ii) the appointment of the current Officer without specific designation, Mr. Gilberto Duarte de Abreu Filho, to the position of Vice-President Executive Officer of the Company.

ORDEM DO DIA: Having made the necessary clarifications, the present members of the Board of Directors, with a positive recommendation from the Company's Nomination and Governance Committee, unanimously approved:

(i) the exoneration, with effect from May 13, 2022, of the Executive Vice-President of the Company, Mr. João Marcos Pequeno De Biase, Brazilian, married, economist, holder of Identity Card RG nº 365980092 SSP/SP, registered with CPF/ME under nº 908.677.697-34; and

(ii) the appointment, with effect from May 16, 2022, of the current Officer without specific designation, Mr. Gilberto Duarte de Abreu Filho, Brazilian, married, engineer, holder of identity card RG No. 22.884.756-4 SSP/SP and registered with CPF/ME under No. 252.311.448-86 for the position of Vice-President Executive Officer of the Company.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. April 29, 2022.

This is a true copy of the minutes drawn up in the proper book

Daniel Pareto

Secretary

1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer